Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Auxilium Pharmaceuticals, Inc.:

We consent to the use of our report dated April 15, 2005, with respect to the consolidated balance sheets of Auxilium Pharmaceuticals, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 12, 2005